Exhibit (a)(5)(iv)

DCS Announces Expiration and Preliminary Results of Tender Offer

Lisle, IL – January 5, 2010 – (NYSE: DCS) Claymore Dividend & Income Fund (the “Fund”) announced today the preliminary results of its in-kind tender offer (the “Offer”) for up to 4,085,947 shares of its issued and outstanding common shares of beneficial interest (“Common Shares”), representing approximately 45% of its issued and outstanding shares Common Shares, which expired at 11:59 p.m., Eastern time, on Monday, January 4, 2010. Based upon current information, approximately 4,701,196 Common Shares, or approximately 51.8% of the Fund’s Common Shares issued and outstanding, were tendered through the stated expiration date, including Common Shares tendered pursuant to notices of guaranteed delivery, if any. This number is subject to adjustment and should not be regarded as final.

Because more than 4,085,947 Common Shares were tendered in the Offer, in accordance with the terms of the Offer, the Fund will repurchase Common Shares on a pro-rata basis, disregarding fractions, from all tendering shareholders, with the exception of Common Shares tendered by shareholders who owned not more than 99 Common Shares and who properly tendered all such Common Shares, which the Fund will purchase in full in accordance with the terms of the Offer.

The final number of Common Shares validly tendered and accepted pursuant to the Offer and the applicable repurchase price, which will be equal to 99.5% of the net asset value per Common Share as of January 5, 2010, will be announced at a later date.

The Offer is not part of a plan to liquidate the Fund. Shareholder participation was not mandatory as shareholders can continue to purchase and sell Common Shares in cash transactions on the New York Stock Exchange.

Claymore Advisors, LLC, an affiliate of Claymore Securities, Inc., serves as the Fund’s Investment Adviser. Claymore Securities, Inc. is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management or servicing on approximately $13.3 billion in assets, as of September 30, 2009. Claymore currently offers closed-end funds, unit investment trusts and exchange-traded funds. Registered investment products are sold by prospectus only and investors should read the prospectus carefully before investing.

Manning & Napier Advisors, Inc. serves as the Fund’s Investment Sub-Adviser. Manning & Napier has been a registered investment adviser since 1970. For more than 35 years, Manning & Napier has focused on managing clients’ investments through a variety of market conditions, including five bear markets. The firm managed approximately $19 billion for individuals, corporations, defined benefit pension plans, 401(k) choice plans, Taft-Hartley accounts, endowments, foundations and municipal retirement plans as of June 30, 2009. It remains an employee-owned firm, with 100% of the firm owned by full-time employees.

There can be no assurance that the Fund will achieve its investment objectives. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations include, but are not limited to: Investment Risk, Equity Risk, Preferred Securities Risk, Income Risk, “Value Investing” Risk, Interest Rate Risk, Inflation Risk, Lower-Grade Securities Risk, Foreign Securities Risk, Derivatives Risk, Illiquid Securities Risk, Fund Distribution Risk, Market Discount Risk, Industry Concentration Risk, Other Investment Companies Risk, Non-Diversified Status Risk, Financial Leverage Risk, Management Risk, Current Developments Risk, Anti-Takeover Provisions, and Market Disruption Risk and AMPS Risk.

Investors should consider the investment objectives and policies, risk considerations, charges and expenses of the Fund carefully before they invest. For this and more information, please contact a securities representative or Claymore Securities, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

Press and Analyst Inquiries:
William T. Korver
Claymore Securities, Inc.
cefs@claymore.com
630-505-3700

Member FINRA/SIPC (1/10)

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE